425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

TELEPHONE: +1-212-455-2000

FACSIMILE: +1-212-455-2502

DIRECT DIAL NUMBER (212) 455-3352 (212) 455-7862	E-MAIL ADDRESS kwallach@stblaw.com hui.lin@stblaw.com

April 2, 2021

Re: First Advantage Corporation Draft Registration Statement on Form S-1

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of First Advantage Corporation (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-1 (the “Registration Statement”), relating to the proposed offering of shares of the Company’s common stock, for non-public review by the Staff of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement. The Company qualifies as an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act of 1933, as amended. The Company will publicly file its registration statement and non-public draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement.

Please do not hesitate to contact Kenneth B. Wallach at (212) 455-3352 or Hui Lin at (212) 455-7862 with any questions you may have regarding this confidential submission. Please send any correspondence to Bret T. Jardine, General Counsel and Secretary (Bret.Jardine@fadv.com), and to us (kwallach@stblaw.com and hui.lin@stblaw.com).

Very truly yours,

/s/ Kenneth B. Wallach

Kenneth B. Wallach

/s/ Hui Lin

Hui Lin

cc:	First Advantage Corporation

Bret T. Jardine